CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our reports in this Registration Statement on Form N-2 dated May 30, 2017, relating to the financial statements and financial highlights of Hatteras Core Alternatives Fund, L.P and Hatteras Core Alternatives Institutional Fund, L.P. and the consolidated financial statements of Hatteras Core Alternatives TEI Fund, L.P. and Hatteras Core Alternatives TEI Institutional Fund, L.P. (collectively the “Funds”) and Hatteras Master Fund, L.P., for the year ended March 31, 2017, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Board of Directors and Officers” and “Independent Registered Public Accounting Firm and Legal Counsel” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

Cohen & Company, Ltd.
Cleveland, Ohio
September 29, 2017